     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             TECH DATA CORPORATION
             (Exact name of registrant as specified in its charter)

                              5350 TECH DATA DRIVE
                              CLEARWATER, FL 34620
                                 (813) 539-7429
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                     FLORIDA                                         NO. 59-1578329
         (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                         Identification Number)

                             ---------------------
                               JEFFERY P. HOWELLS

               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             TECH DATA CORPORATION
                5350 TECH DATA DRIVE, CLEARWATER, FLORIDA 34620
                                 (813) 539-7249
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

             FRANK N. FLEISCHER, ESQ.                            G. WILLIAM SPEER, ESQ.
            SCHIFINO & FLEISCHER, P.A.                     POWELL, GOLDSTEIN, FRAZER & MURPHY
         ONE TAMPA CITY CENTER SUITE 2700                191 PEACHTREE STREET, SIXTEENTH FLOOR
               TAMPA, FLORIDA 33602                              ATLANTA, GEORGIA 30303
                  (813) 223-1535                                     (404) 572-6600

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective regulation statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                                           PROPOSED MAXIMUM
                                                           PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES       AMOUNT TO BE    OFFERING PRICE     OFFERING      REGISTRATION
            TO BE REGISTERED                 REGISTERED        PER UNIT        PRICE(1)         FEE(3)
- -----------------------------------------------------------------------------------------------------------
Common Stock, $.0015 Par Value(2)........  6,900,000 Shares     $21.625      $149,212,500      $51,453
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes 900,000 shares of Common Stock subject to Underwriters' over-allotment option.
(3) Calculated pursuant to Rule 457(c) as of June 7, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 13, 1996

PROSPECTUS
                                6,000,000 SHARES

                       [LOGO] TECH DATA CORPORATION(R)

                                  COMMON STOCK

     All the 6,000,000 shares of Common Stock offered hereby are being sold by the Company. Of those shares, 4,800,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,200,000 shares (the "International Shares") are being offered concurrently outside the United States and Canada (the "International Offering") by the Managers. The public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offering").

                         ------------------------------

     The Common Stock is quoted on the Nasdaq National Market under the symbol "TECD." On June 11, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $23.50 per share. See "Price Range of Common Stock."
                         ------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
               THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                     REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of the indemnification arrangements with the U.S. Underwriters and the Managers (collectively, the "Underwriters").
(2) Before deducting expenses payable by the Company estimated to be $275,000.
(3) A Selling Shareholder and the Company have granted to the Underwriters 30-day options to purchase up to 400,000 and 500,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If the options are exercised in full, the Price to Public, Underwriting Discount
    and Proceeds to Company will be $        , $        and $        ,
    respectively, and the proceeds to be received by the Selling Shareholder
    will be $        . See "Underwriting."

                         ------------------------------

     The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery of the U.S. Shares will be made against payment
therefor on or about July   , 1996, at the offices of Bear, Stearns & Co. Inc.,
245 Park Avenue, New York, New York 10167.

                         ------------------------------
BEAR, STEARNS & CO. INC.
                              THE ROBINSON-HUMPHREY COMPANY, INC.
                                                           ROBERT W. BAIRD & CO.
                                                               INCORPORATED

                  THE DATE OF THIS PROSPECTUS IS JULY   , 1996

     Graphics showing approximate number of the Company's suppliers and customers (with vendor logos), the breakdown of sales by category, and types and numbers of customers served by the Company.





                             ---------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and shall be read in conjunction with, the more detailed information and financial data appearing elsewhere or which are incorporated by reference in this Prospectus. Unless otherwise noted, the information and data in this Prospectus do not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Tech Data Corporation ("Tech Data" or the "Company") is a leading distributor of microcomputer-related hardware and software products to value-added resellers ("VARs"), corporate resellers and retailers (collectively with VARs, "resellers") throughout the United States, France, Canada, Latin America and the Caribbean. The Company purchases its products directly from more than 600 manufacturers of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 25,000 products and sells to an active base of over 50,000 customers. The Company provides a cost-effective link between this large number of vendors and customers.

     The Company provides its customers with leading products in systems, peripherals, networking and software, which accounted for 24%, 40%, 19% and 17%, respectively, of sales in fiscal 1996. The Company offers products from manufacturers and publishers such as Apple, Bay Networks, Canon, Compaq, Computer Associates, Cisco, Corel, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Kingston, Lotus, Microsoft, NEC Technologies, Novell, Okidata, Quarterdeck, Seagate, Symantec, 3Com, Toshiba and U.S. Robotics. In addition, the Company provides its customers with a high level of service including pre- and post-sale technical support, on-line ordering, credit and low cost delivery, generally in one-to-two days.

     MSI, an industry research firm, estimates that the U.S. microcomputer distribution market grew from $17 billion in 1992 to $33 billion in 1995, representing a compound annual growth rate of 25%. Based on industry data available to the Company, management estimates the overall U.S. microcomputer industry grew at a compound annual growth rate of 13% during the same period. The Company's U.S. sales grew during this period at a compound annual rate of 43%. MSI projects that the U.S. microcomputer distribution market will grow by 24% to $41 billion in 1996. Management believes that the rate of growth of the wholesale distribution segment of the microcomputer industry and the faster rate of growth of the Company are due to four principal factors. First, more manufacturers and publishers are using the wholesale distribution channel as they are finding it increasingly difficult to efficiently sell directly to resellers. Second, customers are increasingly relying on distributors such as Tech Data for inventory management and flexible customer financing. Third, the lifting of restrictions by certain major manufacturers on sales through wholesale distributors allows those distributors to expand their product offerings and customer base. Fourth, consolidation in the wholesale distribution industry continues as access to financial resources and economies of scale become more critical. This current environment favors those large distributors, such as the Company, which enjoy economies of scale, are well capitalized to finance growth and have efficient operations.

     Management believes that Tech Data's success is principally attributable to its critical mass, broad assortment of products, focus on diversified and high growth customers, strong balance sheet, and emphasis on providing advanced technical support and other enhanced customer-oriented services. In addition, the Company achieves operating efficiencies through centralized management and control, stringent cost controls, use of automation and economies of scale. The Company expects to continue to maintain its position as a leading distributor serving the VAR market, one of the most rapidly growing segments of the microcomputer products sales channel, which currently comprises approximately 65% of the Company's business. In addition, the Company is increasing its sales to the fast growing mass merchant segment of the retail market. The Company's plan is to utilize its strong financial and industry positions to continue to expand its business internally and through possible acquisitions, by adding new product lines, increasing market share through competitive pricing, providing additional value-added services and expanding internationally. See "Business -- Business Strategy."

                                  THE OFFERING

Common Stock offered:
     U.S. Offering.................    4,800,000 shares
     International Offering........    1,200,000 shares

                                       ---------
          Total....................    6,000,000 shares

Common Stock to be outstanding
after the Offering.................    44,238,799 shares
Use of Proceeds....................    To reduce indebtedness under revolving
                                       credit loans and to finance continued
                                       growth. See "Use of Proceeds."
Nasdaq National Market Symbol......    TECD

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following financial data should be read in conjunction with the Company's consolidated financial statements, including the notes thereto. The results of operations for the three months ended April 30, 1996 are not necessarily indicative of results of operations to be expected for the full year.

                                                                                                 THREE MONTHS ENDED
                                                      YEAR ENDED JANUARY 31,                          APRIL 30,
                                    ----------------------------------------------------------   -------------------
                                      1992       1993        1994         1995         1996        1995       1996
                                    --------   --------   ----------   ----------   ----------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................... $646,961   $978,862   $1,532,352   $2,418,410   $3,086,620   $633,460   $985,574
Operating profit...................   23,106     36,014       54,995       71,337       55,604      8,155     22,727
Net income.........................   11,887     19,782       30,213       34,912       21,541      1,849     10,428
Net income per common share(1).....      .44        .63          .83          .91          .56        .05        .27

                                                                                      APRIL 30, 1996
                                                                                  -----------------------
                                                                                                   AS
                                                                                    ACTUAL     ADJUSTED(2)
                                                                                  ----------   ----------
BALANCE SHEET DATA:
Working capital.................................................................  $  218,154   $  352,887
Total assets....................................................................   1,043,294    1,043,294
Revolving credit loans..........................................................     300,327      165,594
Long-term debt..................................................................       9,048        9,048
Shareholders' equity............................................................     300,110      434,843

- ---------------

(1) Amounts have been adjusted to reflect the two-for-one stock split declared on March 21, 1994.
(2) Adjusted to reflect the sale by the Company of the 6,000,000 shares of Common Stock offered hereby at an assumed offering price of $23.50 per share, less the Company's estimated offering expenses and the estimated underwriting discount. See "Use of Proceeds."

                                USE OF PROCEEDS

     Based upon the sale by the Company of the 6,000,000 shares of Common Stock at an assumed offering price of $23.50 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on June 11, 1996), less the Company's estimated offering expenses and the estimated underwriting discount, the net proceeds are expected to be approximately $134.7 million. The net proceeds will be used to reduce indebtedness under the Company's revolving credit loans. This reduction will increase the Company's revolving credit loan availability to approximately $360 million based on the outstanding amount at May 31, 1996. As of that date, the Company had approximately $325 million outstanding under the available revolving credit loans at a weighted average interest rate of 5.6%. The Company currently maintains total committed revolving credit loans of approximately $550 million, of which $250 million is available in 17 different currencies.

     The receipt of the proceeds of this offering will further strengthen the Company's balance sheet and reduce its cost of borrowings. The increased availability under the Company's revolving credit loans will provide funding for domestic and international growth through internal expansion and possible acquisitions. While the Company regularly reviews acquisition opportunities, no material acquisition negotiations are currently pending.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "TECD". The following table sets forth the quarterly high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

                                                                                   RANGE OF
                                                                                 SALES PRICES
                                                                                 ------------
                                                                                 HIGH     LOW
                                                                                 ----     ---
FISCAL YEAR 1995
First quarter..................................................................  $22 1/8  $16 1/4
Second quarter.................................................................   19 1/4   14
Third quarter..................................................................   20       15
Fourth quarter.................................................................   20       11 3/8
FISCAL YEAR 1996
First quarter..................................................................   14 1/4    9 5/8
Second quarter.................................................................   15 1/4    8 1/4
Third quarter..................................................................   14 3/4   11 1/8
Fourth quarter.................................................................   17 7/8   11 1/4
FISCAL YEAR 1997
First quarter..................................................................   19 1/2   13
Second quarter (through June 11, 1996).........................................   24 3/4   18 3/8

     On June 11, 1996, the last reported sale price for the Common Stock was $23.50 per share. The Company estimates there are approximately 15,000 beneficial holders of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has not paid cash dividends since fiscal 1983. The Board of Directors of the Company does not intend to institute a cash dividend payment policy in the foreseeable future. It is the policy of the Board of Directors to retain earnings to support the growth and expansion of the Company's business. The payment of dividends, if any, on Common Stock in the future will be dependent upon the Company's earnings, financial condition and capital requirements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at April 30, 1996, and as adjusted as described under "Use of Proceeds" to give effect to the sale by the Company of 6,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds of approximately $134.7 million therefrom to reduce indebtedness under revolving credit loans. This table should be read in conjunction with the Company's consolidated financial statements including the notes thereto.

                                                                              APRIL 30, 1996
                                                                          ----------------------
                                                                                         AS
                                                                           ACTUAL     ADJUSTED
                                                                          --------   -----------
                                                                              (IN THOUSANDS)
Short-term debt:
  Revolving credit loans(1).............................................  $300,327    $ 165,594
  Current portion of long-term debt.....................................       423          423
                                                                          --------   -----------
          Total short-term debt.........................................  $300,750    $ 166,017
                                                                          ========    =========
Long-term debt:
  Mortgage note, interest at 10.25%, monthly installments of $85,130,
     balloon payment due 2005...........................................  $  8,981    $   8,981
  Other long-term debt..................................................        67           67
                                                                          --------   -----------
          Total long-term debt..........................................     9,048        9,048
                                                                          --------   -----------
Shareholders' equity:
  Preferred stock; par value $.02; 226,500 shares authorized and
     outstanding........................................................         5            5
  Common stock; par value $.0015; 100,000,000 shares authorized;
     38,238,799 issued and outstanding; 44,238,799 issued and
     outstanding as adjusted(2).........................................        57           66
  Additional paid-in capital............................................   134,407      269,131
  Retained earnings.....................................................   163,738      163,738
  Cumulative translation adjustment.....................................     1,903        1,903
                                                                          --------   -----------
          Total shareholders' equity....................................   300,110      434,843
                                                                          --------   -----------
          Total capitalization..........................................  $309,158    $ 443,891
                                                                          ========    =========

- ---------------

(1) On May 31, 1996, indebtedness outstanding under the revolving credit loans was approximately $325 million.
(2) Does not include 3,625,000 shares subject to stock options outstanding as of April 30, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for each of the five years ended January 31, 1996 are derived from the Company's audited financial statements. The audited financial statements at January 31, 1995 and 1996 and for each of the three years in the period ended January 31, 1996 are included elsewhere in this Prospectus. The data for the three months ended April 30, 1995 and 1996 have been derived from unaudited consolidated financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The operating results for the three months ended April 30, 1996 are not necessarily indicative of the operating results for the full fiscal year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                            THREE MONTHS ENDED
                                                          YEAR ENDED JANUARY 31,                                 APRIL 30,
                                    ------------------------------------------------------------------     ---------------------
                                      1992         1993          1994           1995           1996          1995         1996
                                    --------     --------     ----------     ----------     ----------     --------     --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................    $646,961     $978,862     $1,532,352     $2,418,410     $3,086,620     $633,460     $985,574
                                    --------     --------     ----------     ----------     ----------     --------     --------
Cost and expenses:
  Cost of products sold.........     579,766      885,292      1,397,967      2,219,122      2,867,226      587,244      916,562
  Selling, general and
    administrative expenses.....      44,089       57,556         79,390        127,951        163,790       38,061       46,285
                                    --------     --------     ----------     ----------     ----------     --------     --------
                                     623,855      942,848      1,477,357      2,347,073      3,031,016      625,305      962,847
                                    --------     --------     ----------     ----------     ----------     --------     --------
Operating profit................      23,106       36,014         54,995         71,337         55,604        8,155       22,727
Interest expense................       4,078        3,973          5,008         13,761         20,086        5,057        5,523
                                    --------     --------     ----------     ----------     ----------     --------     --------
Income before income taxes......      19,028       32,041         49,987         57,576         35,518        3,098       17,204
Provision for income taxes......       7,141       12,259         19,774         22,664         13,977        1,249        6,776
                                    --------     --------     ----------     ----------     ----------     --------     --------
Net income......................    $ 11,887     $ 19,782     $   30,213     $   34,912     $   21,541     $  1,849     $ 10,428
                                    =========    =========    ==========     ==========     ==========     =========    =========
Net income per common
  share(1)......................    $    .44     $    .63     $      .83     $      .91     $      .56     $    .05     $    .27
                                    =========    =========    ==========     ==========     ==========     =========    =========
Weighted average common shares
  outstanding(1)................      26,966       31,402         36,590         38,258         38,138       38,063       38,589
                                    =========    =========    ==========     ==========     ==========     =========    =========

                                                               JANUARY 31,
                                    ------------------------------------------------------------------           APRIL 30,
                                      1992         1993          1994           1995           1996                1996
                                    --------     --------     ----------     ----------     ----------     ---------------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................    $ 78,445     $ 89,344     $  165,366     $  182,802     $  201,704           $ 218,154
Total assets....................     200,476      326,885        506,760        784,429      1,043,879           1,043,294
Revolving credit loans..........      36,708       89,198        153,105        304,784        283,100            300,327
Long-term debt..................       9,818        9,638          9,467          9,682          9,097             9,048
Shareholders' equity............      94,565      115,047        213,326        260,826        285,698            300,110

- ---------------

(1) Amounts have been adjusted to reflect the two-for-one stock split declared on March 21, 1994.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company has pursued a strategy of profitable revenue growth by increasing sales to existing and new VARs in addition to seeking greater penetration of other high growth sales channels such as mass merchants, superstores and catalog resellers. Recently, margins have stabilized after a period of decline due to intense competition. The Company has been able to maintain profitability during this period by focusing on achieving operating efficiencies through centralized management, stringent cost control, efficient handling of product shipments, use of automation and by achieving economies of scale.

     For the periods indicated, the following table sets forth the percentage of certain income statement items to net sales derived from the Company's consolidated statement of income.

                                                                     PERCENTAGE OF NET SALES
                                                            -----------------------------------------
                                                                                        THREE MONTHS
                                                                                           ENDED
                                                            YEAR ENDED JANUARY 31,       APRIL 30,
                                                            -----------------------    --------------
                                                            1994     1995     1996     1995     1996
                                                            -----    -----    -----    -----    -----
Net sales................................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost and expenses:
  Cost of products sold..................................    91.2     91.7     92.9     92.7     93.0
  Selling, general and administrative expenses...........     5.2      5.3      5.3      6.0      4.7
                                                            -----    -----    -----    -----    -----
                                                             96.4     97.0     98.2     98.7     97.7
                                                            -----    -----    -----    -----    -----
Operating profit.........................................     3.6      3.0      1.8      1.3      2.3
Interest expense.........................................      .3       .6       .6       .8       .5
                                                            -----    -----    -----    -----    -----
Income before income taxes...............................     3.3      2.4      1.2       .5      1.8
Provision for income taxes...............................     1.3       .9       .5       .2       .7
                                                            -----    -----    -----    -----    -----
Net income...............................................     2.0%     1.5%      .7%      .3%     1.1%
                                                            =====    =====    =====    =====    =====

THREE MONTHS ENDED APRIL 30, 1995 AND 1996

     Net sales increased 55.6% to $985.6 million in the first quarter of fiscal 1997 compared to $633.5 million in the first quarter last year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with an increase in the Company's market share. The growth rate in the first quarter of fiscal 1997 was also positively impacted by a lower growth rate in the prior comparable period as the Company was recovering from the effects of the business interruptions caused by the conversion to a new computer system in December 1994. The Company's U.S. and international sales grew 58% and 43%, respectively, in the first quarter of fiscal 1997 compared to the prior year first quarter. International sales were approximately 14% of fiscal 1997 first quarter net sales compared to 15% for the first quarter of fiscal 1996.

     The cost of products sold as a percentage of net sales increased to 93.0% in the first quarter of fiscal 1997 from 92.7% in the prior year. This increase is a result of competitive market prices and the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers.

     Selling, general and administrative expenses increased by 21.6% to $46.3 million in the first quarter of fiscal 1997 compared to $38.1 million in the prior year and decreased as a percentage of net sales to 4.7% in the first quarter of fiscal 1997 compared to 6.0% in the first quarter last year. Selling, general and administrative expenses were a greater percentage of net sales during the first quarter of fiscal 1996 primarily as a result of increased hiring in anticipation of sales growth which was lower than expected due to the effects of the business interruptions caused by the computer system conversion, in addition to expenses related to this conversion. The dollar value increase is primarily the result of expanded employment and increases in other administrative expenses needed to support the increased volume of business.

     As a result of the factors discussed above, operating profit increased 178.7% to $22.7 million, or 2.3% of net sales, in the first quarter of fiscal 1997 compared to $8.2 million, or 1.3% of net sales for the first quarter last year.

     Interest expense increased in the first quarter of fiscal 1997 due to an increase in the Company's average outstanding indebtedness, partially offset by decreases in short-term interest rates on the Company's floating rate indebtedness.

     As a result of the factors discussed above, net income increased 464.0% to $10.4 million, or $.27 per share, in the first quarter of fiscal 1997 compared to $1.8 million, or $.05 per share, in the prior year comparable quarter.

FISCAL YEARS ENDED JANUARY 31, 1995 AND 1996

     Net sales increased 27.6% to $3.09 billion in fiscal 1996 compared to $2.42 billion in the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with increases in the Company's market share. The rate of growth in fiscal year 1996 is lower than the rate of growth in the prior year as the Company continued to recover from the effects of the business interruptions caused by the computer system conversion in December 1994. The Company's international sales in fiscal 1996 were approximately 14% of net sales compared to 13% in fiscal 1995.

     The cost of products sold as a percentage of net sales increased from 91.7% in fiscal 1995 to 92.9% in fiscal 1996. This increase is a result of competitive market conditions, the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers, as well as certain freight concessions, due to the computer system conversion, made with customers in order to ensure timely delivery of product during the first and second quarters of fiscal 1996.

     Selling, general and administrative expenses increased from $128.0 million in fiscal 1995 to $163.8 million in fiscal 1996, and as a percentage of net sales were 5.3% in fiscal 1996 and fiscal 1995. The dollar value increase in selling, general and administrative expenses is primarily a result of expanded employment and increases in other administrative expenses needed to support the increased volume of business, as well as expenses associated with the new computer system.

     As a result of the factors described above, operating profit in fiscal 1996 decreased 22.1% to $55.6 million, or 1.8% of net sales, compared to $71.3 million, or 3.0% of net sales, in fiscal 1995.

     Interest expense increased due to an increase in the Company's average outstanding indebtedness, combined with increases in short-term interest rates on the Company's floating rate indebtedness.

     Net income in fiscal 1996 decreased 38.3% to $21.5 million, or $.56 per share, compared to $34.9 million, or $.91 per share, in the prior year.

FISCAL YEARS ENDED JANUARY 31, 1994 AND 1995

     Net sales increased 57.8% to $2.42 billion in fiscal 1995 compared to $1.53 billion in the prior year. This increase is attributable to the addition of new product lines and the expansion of existing product lines combined with an increase in the Company's customer base. This increase is partially offset by lower than anticipated sales growth in the fourth quarter of fiscal 1995 due to business interruptions caused by the December 1994 computer system conversion. Fiscal 1995 also includes the results for the two companies that were acquired at the beginning of the year (U.S. Software Resource, Inc. and Softmart International, S.A.). The Company's international sales in fiscal 1995 were approximately 13% of consolidated net sales.

     The cost of products sold as a percentage of net sales increased from 91.2% in fiscal 1994 to 91.7% in fiscal 1995. This increase is a result of the Company's strategy of lowering selling prices in order to gain market share and to pass on the benefit of operating efficiencies to its customers.

     Selling, general and administrative expenses increased from $79.4 million in fiscal 1994 to $128.0 million in fiscal 1995, and increased as a percentage of net sales to 5.3% in fiscal 1995 compared to 5.2% in the prior year. The increase in selling, general and administrative expenses is primarily a result of expanded employment and increases in other administrative expenses needed to support the increased volume of business. Additionally, the increase in selling, general and administrative expenses as a percentage of sales in fiscal 1995 is attributable to the lower than anticipated fourth quarter sales growth due to business interruptions caused by the computer system conversion.

     Operating profit in fiscal 1995 increased 29.7% to $71.3 million, or 3.0% of net sales, compared to $55.0 million, or 3.6% of net sales, in fiscal 1994. The decline in the operating profit margin was primarily the result of the lower than anticipated sales growth in the fourth quarter of fiscal 1995 caused by the computer system conversion.

     Interest expense increased due to an increase in the Company's average outstanding indebtedness, combined with increases in short-term interest rates on the Company's floating rate indebtedness.

     Net income in fiscal 1995 increased 15.6% to $34.9 million, or $.91 per share, compared to $30.2 million, or $.83 per share, in the prior year.

QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited data regarding the Company's results of operations for the first quarter of fiscal 1997 and for each of the quarters of fiscal years 1996 and 1995. Such data is derived from the unaudited interim consolidated financial statements of the Company and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of information contained therein.

     In anticipation of continued rapid growth and to better service its customers, the Company converted to a new computer system in December 1994. In order to provide adequate levels of customer service before and after the conversion, the Company hired additional employees in order to allow adequate time for training on the new system. Business interruptions caused by the conversion to the new computer system caused the Company's rate of growth to decline beginning in the fourth quarter of fiscal 1995 and continuing into the first quarter of fiscal 1996. Selling, general and administrative expenses were a greater percentage of net sales during the first quarter of fiscal 1996 primarily as a result of increased hiring in anticipation of sales growth which was lower than expected due to the effects of the business interruptions caused by the computer system conversion, in addition to expenses related to this conversion. The computer system was stabilized during the first half of fiscal 1996 and by the third quarter of fiscal 1996 the Company had resumed its growth and reduced selling, general and administrative expenses as a percentage of sales to pre-conversion levels.

     Any trends that may be reflected in the following table are not necessarily indicative of the Company's future operations.

                                                                        QUARTER ENDED
                               ------------------------------------------------------------------------------------------------
                               APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,
                                 1994       1994       1994       1995       1995       1995       1995       1996       1996
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales..................... $530,469   $569,655   $658,341   $659,945   $633,460   $708,836   $843,286   $901,038   $985,574
Cost and expenses:
  Cost of products sold.......  485,312    521,877    604,526    607,407    587,244    658,723    784,601    836,658    916,562
  Selling, general and
    administrative expenses...   27,452     29,244     33,068     38,187     38,061     39,457     42,179     44,093     46,285
Operating profit..............   17,705     18,534     20,747     14,351      8,155     10,656     16,506     20,287     22,727
Net income....................    9,225      9,603     10,295      5,789      1,849      3,448      7,042      9,202     10,428
Net income per common share...      .24        .25        .27        .15        .05        .09        .18        .24        .27
PERCENTAGE OF NET SALES:
Net sales.....................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost and expenses:
  Cost of products sold.......     91.5       91.6       91.8       92.0       92.7       92.9       93.0       92.9       93.0
  Selling, general and
    administrative expenses...      5.2        5.1        5.0        5.8        6.0        5.6        5.0        4.9        4.7
Operating profit..............      3.3        3.3        3.2        2.2        1.3        1.5        2.0        2.2        2.3
Net income....................      1.7        1.7        1.6        0.9        0.3        0.5        0.8        1.0        1.1
NET SALES GROWTH:
Year-over-year................     59.6%      61.8%      63.0%      48.6%      19.4%      24.4%      28.1%      36.5%      55.6%

IMPACT OF INFLATION

     The Company has not been adversely affected by inflation as technological advances and competition within the microcomputer industry have generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed on to its customers, as prices charged by the Company are not set by long-term contracts.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities of $19.5 million during the first quarter of fiscal 1997 was primarily attributable to growth in sales and the resulting increase in accounts receivable.

     Net cash used in investing activities of $2.2 million during the first quarter of fiscal 1997 was a result of the Company making capital expenditures to expand its management information system capability, office facilities and distribution centers. The Company expects to make capital expenditures of approximately $25 million during fiscal 1997 to further expand its management information system capability, office facilities and distribution centers.

     Net cash provided by financing activities of $21.4 million during the first quarter of fiscal 1997 was primarily provided by additional borrowings under the Company's revolving credit loans.

     In May 1996, the Company entered into a new $290 million, three-year, multi-currency revolving credit facility. As of May 31, 1996, the Company had total available credit lines of approximately $550 million (including the $250 million receivables securitization program), of which approximately $325 million was outstanding. The Company believes that cash from operations, available and obtainable bank credit lines and trade credit from its vendors will be sufficient to satisfy its working capital and capital expenditure needs during fiscal 1997.

     The Company has historically relied upon cash generated from operations, bank credit lines, trade credit from its vendors and proceeds from prior public offerings of Common Stock to satisfy capital needs and finance growth. Although management believes the Company's liquidity at April 30, 1996 is sufficient to fund the current level of operations through fiscal 1997, completion of the Offering will provide net proceeds of approximately $134.7 million (based on the assumptions set forth under "Use of Proceeds"), which will further assist the Company to strengthen its financial position and allow it to accelerate its growth.

ASSET MANAGEMENT

     The Company manages its inventories by maintaining sufficient quantities to achieve high order fill rates while attempting to stock only those products in high demand with a rapid turnover rate. Inventory balances fluctuate as the Company adds new product lines and when appropriate, makes large purchases, including cash purchases from manufacturers and publishers when the terms of such purchases are considered advantageous. The Company's contracts with most of its vendors provide price protection and stock rotation privileges to reduce the risk of loss due to manufacturer price reductions and slow moving or obsolete inventory. In the event of a vendor price reduction, the Company generally receives a credit for the impact on products in inventory. In addition, the Company has the right to rotate a certain percentage of purchases, subject to certain limitations. Historically, price protection and stock rotation privileges as well as the Company's inventory management procedures have helped to reduce the risk of loss of carrying inventory.

     The Company attempts to control losses on credit sales by closely monitoring customers' creditworthiness through its computer system which contains detailed information on each customer's payment history and other relevant information. In addition, the Company participates in a national credit association which exchanges credit information on mutual customers. The Company has recently obtained domestic credit insurance which insures a percentage of the credit extended by the Company to certain of its larger customers against possible loss. Customers who qualify for credit terms are typically granted net 30-day payment terms. The Company also sells products on a prepay, credit card, cash on delivery and floorplan basis.

COMMENTS ON FORWARD-LOOKING INFORMATION

     In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company filed a Form 8-K with the Securities and Exchange Commission (the "Commission") on March 26, 1996 outlining cautionary statements and identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Such forward-looking statements, as made within this Prospectus, should be considered in conjunction with the information included within such Form 8-K.

RECENT ACCOUNTING PRONOUNCEMENT

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for the Company's fiscal year ending January 31, 1997. FAS 123 encourages, but does not require, companies to recognize compensation expense based on the fair value of grants of stock, stock options and other equity investments to employees. Although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires that companies not adopting must disclose the pro forma effect on net income and earnings per share. The Company will continue to apply prior accounting rules and make pro forma disclosures in fiscal 1997.

                                    BUSINESS

     The Company is a leading distributor of microcomputer-related hardware and software products to value-added resellers ("VARs"), corporate resellers and retailers (collectively with VARs, "resellers") throughout the United States, France, Canada, Latin America and the Caribbean. The Company purchases its products directly from more than 600 manufacturers of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 25,000 products and sells to an active base of over 50,000 customers. The Company provides a cost-effective link between this large number of vendors and customers.

     The Company provides its customers with leading products in systems, peripherals, networking, and software, which accounted for 24%, 40%, 19% and 17%, respectively, of sales in fiscal 1996. The Company offers products from manufacturers and publishers such as Apple, Bay Networks, Canon, Compaq, Computer Associates, Cisco, Corel, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Kingston, Lotus, Microsoft, NEC Technologies, Novell, Okidata, Quarterdeck, Seagate, Symantec, 3Com, Toshiba and U.S. Robotics. In addition to products, the Company provides its customers with a high-level of service including pre- and post-sale technical support, on-line ordering, credit and low cost delivery, generally in one-to-two days.

INDUSTRY

     Wholesale distribution has proven to be well suited for manufacturers and publishers of microcomputer products for the following reasons. The large number and diversity of resellers makes it cost efficient for manufacturers and publishers to rely on wholesale distributors to assume responsibility for at least some portion of their distribution, credit, marketing and support requirements. Similarly, due to the large number of microcomputer product manufacturers and publishers, VARs (which integrate proprietary software with products provided by manufacturers and distributors), computer resellers and retailers often cannot establish direct purchasing relationships. Instead they rely on wholesale distributors, such as Tech Data, to satisfy a significant portion of their product, financing, marketing and technical support needs.

     MSI, an industry research firm, estimates that the U.S. microcomputer distribution market grew from $17 billion in 1992 to $33 billion in 1995, representing a compound annual growth rate of 25%. Based on industry data available to the Company, management estimates that the overall U.S. microcomputer industry grew at a compound annual growth rate of 13% during the same period. The Company's U.S. sales grew during this period at a compound annual rate of 43%. MSI projects that the U.S. microcomputer distribution market will grow by 24% to $41 billion in 1996. Management believes that the rate of growth of the wholesale distribution segment of the microcomputer industry and the faster rate of growth of the Company are due to four principal factors. First, as a result of the use of open systems and off-the-shelf components, hardware and software products are increasingly viewed as commodities. The resulting price competition, coupled with rising selling costs and shorter product life cycles, make it difficult for manufacturers and publishers to efficiently sell directly to resellers and has prompted them to rely on more cost-efficient methods of distribution. Second, customers are increasingly relying on wholesale distributors such as Tech Data for inventory management and flexible customer financing, rather than stocking large inventories themselves and maintaining credit lines to finance working capital needs. Third, restrictions by certain major manufacturers on sales through wholesale distributors were gradually eased commencing in 1991. Since the beginning of 1995, the Company has been able to sell certain of those major manufacturers' products under more competitive terms and conditions ("open sourcing"). This has substantially reduced the advantage that aggregators had over distributors such as the Company. Open sourcing has also contributed to price competition and margin decline in the industry. Fourth, consolidation in the wholesale distribution industry continues as access to financial resources and economies of scale become more critical.

     These factors have benefited distributors like Tech Data, which offer vendors an efficient mechanism for marketing, distributing and supporting their products. The Company has a competitive advantage over certain other distributors which do not have the low cost structure to compete on the basis of price and service, have not invested in sophisticated management information systems and do not have adequate access to capital to finance their growth.

BUSINESS STRATEGY

     To maintain its leadership position in wholesale distribution, the Company's business strategy includes the following main elements:

          CUSTOMER FOCUS. Tech Data has historically focused its marketing on VARs. The VAR market is considered particularly attractive by the Company because it sources product almost exclusively from distributors and is expected to be one of the fastest growing segments of the microcomputer industry. Management believes this will remain one of the fastest growing segments as businesses of all sizes increasingly rely on VARs. The Company also has sought to increase its market share with fast growing mass merchants and computer superstores (such as CompUSA) as well as corporate resellers (such as CompuCom Systems) and franchisees and other affiliates of aggregators (such as MicroAge). VARs currently represent approximately 65% of the Company's total sales with franchisees, corporate resellers and retailers accounting for the balance.

          In order to differentiate itself and foster customer loyalty, the Company provides additional customer services such as flexible customer financing, product specifications, electronic catalog, electronic order entry, pre- and post-sale technical support, configuration of products, private label delivery, low cost delivery, generally in one-to-two days, flexible product return policies and customer education programs. The Company believes its strategy of not competing with its customer base also fosters customer loyalty.

          OPERATING EFFICIENCIES AND ECONOMIES OF SCALE. The Company has pursued a strategy of profitable revenue growth by achieving operating efficiencies through centralized management and control, stringent cost control, automation and economies of scale. The Company strictly controls selling, general and administrative expenses; utilizes its highly automated order placement and processing systems to efficiently manage inventory and shipments and to reduce transaction costs; and realizes economies of scale in product purchasing, financing and working capital management.

          MANAGEMENT INFORMATION SYSTEMS. In order to further improve its operating efficiencies and services to its customers, the Company invested approximately $29 million in a new scalable and flexible state-of-the-art computer information system which was implemented in December 1994. This new system, which currently supports the Company's U.S. and Canadian operations, will serve as the platform the Company will use to grow its business both domestically and internationally. The system allows the Company to improve operating efficiencies as described above and to offer additional services such as expanding its electronic commerce capabilities, including electronic data interchange and Tech Data On-Line electronic ordering and information systems. The Company plans to make its ordering and information systems available on the World Wide Web in the near future. This system will also assist the Company in assuming more of the "back office" functions for both its vendors and customers. The Company believes that growth in its electronic commerce capabilities will provide incremental economies of scale and further reduce transaction costs.

          BROAD PRODUCT MIX. The Company offers its customers a broad assortment of leading technology products. Currently the Company offers more than 25,000 products from more than 600 manufacturers and publishers. By offering a broad product assortment, the Company can benefit from its customers' increasing desire to more efficiently procure product by reducing the number of their direct vendor relationships. The Company is continually broadening its product assortment and has recently expanded its offerings of communication products as a result of the convergence of the computing and telecommunication markets. The Company maintains a balanced product line of systems, networking products, peripherals and software to minimize the effects of fluctuations in supply and demand.

          MARKET SHARE AND GEOGRAPHIC GROWTH. The Company's plan is to utilize its strong financial and industry positions to continue to expand its business internally and through possible acquisitions, by adding new product lines, increasing market share through competitive pricing, providing additional value added services and expanding internationally. In addition, such resources allow the Company to expand complementary business opportunities such as customer education and the outsourcing of technical support.

VENDOR RELATIONS

     Due to the proliferation of relatively small VARs and computer dealers which purchase a limited volume of products from any single manufacturer, it is more cost efficient for most manufacturers to rely upon distributors, such as Tech Data, rather than to maintain their own sales forces to market, distribute and support products. The Company's strong financial and industry positions have enabled it to obtain contracts with most leading manufacturers and publishers to purchase large quantities of products. In addition, the advent of open sourcing has enabled the Company to cost effectively sell the products of certain major manufacturers to customers which it had previously been restricted from servicing.

     The Company purchases products directly from more than 600 manufacturers and publishers generally on a nonexclusive basis. The Company's vendor agreements are believed to be in the form customarily used by each manufacturer and typically contain provisions which allow termination by either party upon 60 days notice. Such agreements generally contain stock rotation and price protection provisions which reduce, in part, the Company's risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolescence. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset Management." Virtually none of the Company's supplier agreements require it to sell a specified quantity of products or restrict the Company from selling similar products manufactured by competitors. Consequently, the Company has the flexibility to terminate or curtail sales of one product line in favor of another product line as a result of technological change, pricing considerations, product availability, customer demand and vendor distribution policies. No single vendor accounted for more than 10% of the Company's net sales during fiscal 1996 or the three months ended April 30, 1996.

     In addition to providing manufacturers and publishers with one of the largest bases of VARs in the United States, France, Canada, Latin America and the Caribbean, the Company also offers manufacturers and publishers the opportunity to participate in a number of special promotions, training programs and marketing services targeted to meet the needs of its customers.

     From time to time, the demand for certain products sold by the Company exceeds the supply available from the manufacturer or publisher. The Company then receives an allocation of the products available. Management believes that the Company's ability to compete is not adversely affected by these periodic shortages and the resulting allocations.

PRODUCTS, SERVICES AND CUSTOMERS

     The Company sells more than 25,000 microcomputer products in systems, peripherals, networking and software purchased directly from manufacturers and publishers in large quantities for sale to an active customer base of more than 50,000 VARs, corporate resellers and retailers. The Company pursues a strategy of expanding its product line to offer its customers a broad assortment of products. Based upon the convergence of computing and communication technologies, the Company has expanded its offering of communication products.

     The Company's VAR customers typically do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories. These resellers generally rely on distributors as their principal source of computer products and financing. Corporate resellers and retailers, on the other hand, often establish direct relationships with manufacturers and publishers for their more popular products, but utilize distributors for slower-moving products from numerous smaller manufacturers and publishers and for fill-in orders of fast moving products. The Company's backlog of orders is not considered material to an understanding of its business. No single customer accounted for more than 4% of the Company's net sales during fiscal 1996 or the three months ended April 30, 1996.

     The Company delivers products throughout the United States, France, Canada, Latin America and the Caribbean from its ten distribution centers in Miami, Florida; Atlanta, Georgia; Paulsboro, New Jersey; Ft. Worth, Texas; South Bend, Indiana; Ontario, California; Union City, California; Mississauga, Ontario (Canada); Richmond, British Columbia (Canada); and Bobigny (Paris), France. Locating distribution centers near its customers enables the Company to efficiently deliver products on a timely basis, thereby reducing customers' need to invest in inventory.

     To complement its distribution activities, the Company maintains a staff of technical advisers who assist customers by telephone either for free or on a user-fee basis. The Company offers educational and promotional seminars on the products sold by the Company in various cities around the United States, France, Canada, and Latin America. The Company also provides advertising and other marketing assistance to its customers using funds and materials provided by manufacturers and publishers. The Company provides additional customer services such as flexible customer financing, product specifications, electronic catalog, electronic order entry, pre- and post-sale technical support, configuration of products, and flexible product return policies. The Company regularly offers additional services, such as the recently introduced private label delivery program, whereby product is drop-shipped directly to the end user, utilizing the customer's packing slip and shipping label produced by Tech Data.

SALES AND MARKETING

     Currently, the Company's sales force consists of approximately 40 field sales representatives and 675 inside telemarketing sales representatives. Field sales representatives are located in major metropolitan areas. Each field representative is supported by a team of inside telemarketing sales representatives covering a designated territory. Territories with no field representation are serviced exclusively by the inside telemarketing sales representatives. Customers rely upon the Company's product catalogs and frequent mailings as sources for product information, including prices.

     Customers typically call their inside sales representative toll-free to place orders for same-day or next-day shipment. The Company's on-line computer system allows inside sales representatives to check for current stocking levels in each of the seven United States distribution centers. Likewise, inside sales representatives in Canada and France can check on stocking levels in the two Canadian and one French distribution center, respectively. Through "Tech Data On-Line", the Company's proprietary electronic on-line system, domestic customers can gain remote access to the Company's data processing system to check product availability and pricing and to place an order. Certain of the Company's larger customers have available electronic data interchange ("EDI") services whereby orders, order acknowledgments, invoices, inventory status reports, price catalogs and other industry standard EDI transactions are consummated on-line which improves efficiency and timeliness for both the Company and customers. If the product is in stock and the customer has available credit, customer orders received by 5:00 p.m. local time are generally shipped the same day from the distribution facility nearest to the customer. The Company's centralized processing capability generally permits a customer located within 250 miles of a distribution center to receive goods by cost effective ground service the next day.

     The Company provides comprehensive training to its field and inside sales representatives regarding technical characteristics of products and the Company's policies and procedures. Each new domestic sales representative attends a six-week course provided in-house by the Company. In addition, the Company's ongoing training program is supplemented by product seminars offered by manufacturers and publishers.

COMPETITION

     The Company operates in a market characterized by intense competition. Competition within the industry is based on product availability, price, credit availability, delivery and various services and support provided by the distributor to the reseller. The Company believes that it is equipped to compete effectively with other distributors in these areas. Major competitors include Ingram Micro, Merisel, and a variety of others. Some of the Company's competitors are larger and have greater resources than the Company.

     The Company also faces competition from manufacturers and publishers who can offer customers lower prices than the Company. The Company nevertheless believes that in the majority of cases, manufacturers and publishers choose to sell products though distributors rather than directly because of the relatively small volume and high selling costs associated with numerous small orders. Management also believes that the Company's prompt delivery of products and efficient handling of returns provide an important competitive advantage over manufacturers' and publishers' efforts to market their products directly.

EMPLOYEES

     On April 30, 1996, the Company had approximately 2,775 full-time employees. The Company enjoys excellent relations with its employees, all of whom are non-union.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     The geographic areas in which the Company operates are the United States (including exports to Latin America and the Caribbean), France and Canada. See
Note 10 of Notes to Consolidated Financial Statements regarding the geographical distribution of the Company's net sales, operating income and identifiable assets.

                                   MANAGEMENT

     The executive officers of the Company, their ages, and their present positions with the Company are as follows:

    Steven A. Raymund......................  40    Chairman of the Board of Directors and
                                                     Chief Executive Officer
    A. Timothy Godwin......................  47    Vice Chairman, President, Chief
                                                   Operating Officer and Director
    Peggy K. Caldwell......................  50    Senior Vice President of Sales and
                                                     Marketing
    Lawrence W. Hamilton...................  39    Senior Vice President of Human
                                                   Resources
    Jeffery P. Howells.....................  39    Senior Vice President of Finance and
                                                   Chief Financial Officer
    James T. Pollard.......................  49    Senior Vice President of Logistics and
                                                   Chief Information Officer
    Patrick O. Connelly....................  50    Vice President of Worldwide Credit
                                                   Services
    Charles V. Dannewitz...................  41    Vice President of Taxes
    Bruce D. Eden..........................  53    Vice President of MIS
    Yuda Saydun............................  43    Vice President and General Manager --
                                                     Latin America
    Arthur W. Singleton....................  35    Vice President, Treasurer and Secretary
    Joseph B. Trepani......................  35    Vice President and Worldwide Controller
    David R. Vetter........................  37    Vice President and General Counsel

     STEVEN A. RAYMUND has been employed by the Company since 1981, serving as Chief Executive Officer since January 1986 and as Chairman of the Board of Directors since April 1991. He has a B.S. Degree in Economics from the University of Oregon and a Masters Degree from the Georgetown University School of Foreign Service.

     A. TIMOTHY GODWIN joined the Company in July 1989 as Senior Vice President of Finance and assumed the responsibilities of Chief Financial Officer in November 1989. He was appointed to the Board of Directors in March 1991 and was promoted to the position of President and Chief Operating Officer in November 1991. In September 1995, Mr. Godwin was appointed Vice Chairman. Prior to joining the Company, Mr. Godwin was employed by Price Waterhouse from 1974 to June 1989, most recently as audit partner from July 1987 to June 1989. Mr. Godwin is a Certified Public Accountant and holds a B.S. Degree in Accounting from the University of West Florida.

     PEGGY K. CALDWELL joined the Company in May 1992 as Senior Vice President of Marketing and in February 1996 was appointed to the position of Senior Vice President of Sales and Marketing. Prior to joining the Company, she was employed by International Business Machines Corporation for 25 years, most recently serving in a variety of senior management positions in the National Distribution Division. Ms. Caldwell holds a B.S. Degree in Mathematics and Physics from Bucknell University.

     LAWRENCE W. HAMILTON joined the Company in August 1993 as Vice President of Human Resources and was promoted to Senior Vice President in March 1996. Prior to joining the Company, he was employed by Bristol-Myers Squibb Company from 1985 to August 1993, most recently as Vice President -- Human Resources and Administration of Linvatec Corporation (a division of Bristol-Myers Squibb Company). Mr. Hamilton holds a B.A. Degree in Political Science from Fisk University and a Masters of Public Administration, Labor Policy from the University of Alabama.

     JEFFERY P. HOWELLS joined the Company in October 1991 as Vice President of Finance and assumed the responsibilities of Chief Financial Officer in March 1992. In March 1993, he was promoted to Senior Vice

President of Finance and Chief Financial Officer. From June 1991 through September 1991 he was employed as Vice President of Finance of Inex Vision Systems. From 1979 to May 1991 he was employed by Price Waterhouse, most recently as a Senior Audit Manager. Mr. Howells is a Certified Public Accountant and holds a B.B.A. Degree in Accounting from Stetson University.

     JAMES T. POLLARD joined the Company in October 1993. Prior to joining the Company, he was employed by Florida Power Corporation from September 1990 through September 1993, most recently as Director -- Information Services. From November 1984 to September 1990 he was employed by Southern California Gas Company as Senior Vice President. Mr. Pollard holds a B.S. Degree in Business Finance from the University of Utah and a Masters in Business Administration Degree from the University of South Florida.

     PATRICK O. CONNELLY joined the Company in August 1994. Prior to joining the Company, he was employed by Unisys Corporation for nine years as Worldwide Director of Credit. Mr. Connelly holds a B.A. Degree in History and French from the University of Texas at Austin.

     CHARLES V. DANNEWITZ joined the Company in February 1995. Prior to joining the Company, he was employed by Price Waterhouse for 13 years, most recently as a Tax Partner. Mr. Dannewitz is a Certified Public Accountant and holds a B.S. Degree in Accounting from Illinois Wesleyan University.

     BRUCE D. EDEN joined the Company in January 1994 as Director of Information Technology. In February 1995, he was promoted to Vice President of MIS. Prior to joining the Company, Mr. Eden was engaged as an independent consultant from February 1993 to December 1993. From March 1987 to February 1993 Mr. Eden was employed by Pacific Enterprises as Director of Information Systems. Mr. Eden holds a B.A. Degree in Economics from CUNY.

     YUDA SAYDUN joined the Company in May 1993. Prior to joining the Company, he was employed by American Express Travel Related Services Company, Inc. from 1982 to May 1993, most recently as Division Vice President, Cardmember Marketing. Mr. Saydun holds a B.S. Degree in Political and Diplomatic Sciences from Universite Libre de Bruxelles and a Masters of Business Administration Degree, Finance/Marketing from UCLA.

     ARTHUR W. SINGLETON joined the Company in January 1990 as Director of Finance and was appointed Treasurer and Secretary in April 1991. In February 1995, he was promoted to Vice President, Treasurer and Secretary. Prior to joining the Company, Mr. Singleton was employed by Price Waterhouse from 1982 to December 1989, most recently as an Audit Manager. Mr. Singleton is a Certified Public Accountant and holds a B.S. Degree in Accounting from Florida State University.

     JOSEPH B. TREPANI joined the Company in March 1990 as Controller and held the position of Director of Operations from October 1991 through January 1995. In February 1995, he was promoted to Vice President and Worldwide Controller. Prior to joining the Company, Mr. Trepani was Vice President of Finance for Action Staffing, Inc. from July 1989 to February 1990. From 1982 to June 1989, he was employed by Price Waterhouse. Mr. Trepani is a Certified Public Accountant and holds a B.S. Degree in Accounting from Florida State University.

     DAVID R. VETTER joined the Company in June 1993. Prior to joining the Company, he was employed by the law firm of Robbins, Gaynor & Bronstein, P.A. from 1984 to June 1993, most recently as a partner. Mr. Vetter is a member of the Florida Bar and holds a B.A. Degree in English and Economics from Bucknell University and a J.D. Degree from the University of Florida.

                              SELLING SHAREHOLDER

     Assuming the Underwriters exercise their option to purchase from the Selling Shareholder up to 400,000 Shares to cover over-allotments (see "Underwriting"), the following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Selling Shareholder and all officers and directors as a group as of May 31, 1996, both before and after giving effect to the Offering.

                                                         BEFORE THE                     AFTER THE
                                                          OFFERING                      OFFERING
                                                      -----------------             -----------------
                                                       NUMBER             SHARES     NUMBER
                                                      OF SHARES   % OF     TO BE    OF SHARES   % OF
                                                      OWNED(2)    CLASS    SOLD       OWNED     CLASS
                                                      ---------   -----   -------   ---------   -----
Steven A. Raymund(1)(2).............................  3,763,056    9.8 %  400,000   3,363,056    8.8%
All executive officers and directors as a group
  (19 persons)(3)...................................  5,037,296   13.2 %  400,000   4,637,296   12.1%

- ---------------

(1) Includes 3,404,670 shares owned by a partnership which is indirectly owned by Mr. Raymund; includes 38,500 shares owned by inter vivos trusts of which he is a trustee; and includes 147,886 shares held in his Employee Stock Ownership Plan ("ESOP") account.
(2) Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of such security, or "investment power", which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest.
(3) Includes 556,700 shares that may be acquired upon the exercise of stock options which are exercisable within 60 days of May 1, 1996. Also includes 663,831 shares owned by the ESOP for which certain officers of the Company serve as trustees. Such officers are deemed to be beneficial owners of such shares.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term "Non-U.S. Holder" is defined as any person who is, as to the United States, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien, a non-resident individual or a nonresident fiduciary of a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. (In particular, the discussion does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws, including banks, insurance companies, dealers in securities, and holders of securities as part of a "straddle," "hedge," or "conversion transaction.") Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

     An individual may be deemed to be a resident alien for U.S. tax purposes if the individual is treated as a permanent U.S. resident under U.S. immigration laws or, subject to certain exceptions, if the individual is present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-calendar-year period ending with the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens; they are also subject to the United States estate tax (without benefit of the marital deduction for a non-citizen spouse except where the bequest to such spouse passes through a qualified domestic trust).

DIVIDENDS

     The Company does not currently pay cash dividends on its capital stock. See "Dividend Policy." In the event, however, that the Company pays cash dividends in the future, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States (or, if a tax treaty applies, attributable to a "permanent establishment," or, in the case of an individual, a "fixed base," in the United States, through which such trade or business is conducted) (collectively, "U.S. trade or business income"), the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates, as the case may be, and would be exempt from the 30% withholding tax described above. Any such U.S. trade or business income received by a corporate Non-U.S. Holder would be entitled to the 70% dividends-received-deduction, but may, under certain circumstances, then be subject to an additional "branch profits tax" at a 30% rate or at such lower rate (including zero) as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the U.S. trade or business income exemption discussed above.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts of U.S. tax withheld by the Company by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is U.S. trade or business income with respect to the Non-U.S. Holder, (ii) under certain circumstances, in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) for Non-U.S. Holders of more than 5% of the Common Stock, the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes. Non-U.S. Holders who fall under clause (i) or (ii) above, should consult their tax advisors regarding the tax treatment applicable to them.

FEDERAL ESTATE TAXES

     Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply whether or not withholding is required. Copies of the information returns reporting such dividends and tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under exchange-of-information provisions of an applicable income tax treaty.

     United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against the Holder's United States federal income tax liability, provided that required information is furnished to the Service.

     These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future regulations. The United States Treasury has recently issued final regulations requiring Non-U.S. Holders to acquire U.S. taxpayer identification numbers in situations where they are obligated to file certain U.S. tax returns and where they file refund claims. This provision is not applicable with respect to information returns.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

     The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc., The Robinson-Humphrey Company, Inc. and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed with the Company, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company the aggregate number of U.S. Shares set forth opposite their respective names below:

                                                                               NUMBER OF
                            NAME OF U.S. UNDERWRITER                          U.S. SHARES
    ------------------------------------------------------------------------  -----------
    Bear, Stearns & Co. Inc. ...............................................
    The Robinson-Humphrey Company, Inc. ....................................
    Robert W. Baird & Co. Incorporated......................................
                                                                              -----------
              Total.........................................................
                                                                               ==========

     The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, The Robinson-Humphrey Company, Inc. and Robert W. Baird & Co. Incorporated are acting as lead Managers, have severally agreed with the Company, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to subscribe and pay for the aggregate number of International Shares set forth opposite their respective names below:

                                                                                NUMBER OF
                                                                              INTERNATIONAL
                                NAME OF MANAGER                                  SHARES
    ------------------------------------------------------------------------  -------------
    Bear, Stearns International Limited. ...................................
    The Robinson-Humphrey Company, Inc. ....................................
    Robert W. Baird & Co. Incorporated......................................
                                                                              -------------
              Total.........................................................
                                                                                 ==========

     The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and Steven A. Raymund (the "Selling Shareholder") have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

     The Company has been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed
$          per share; that the U.S. Underwriters and the Managers may allow, and such selected dealers may reallow, a concession to certain other dealers not to
exceed $          per share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.

     The Selling Shareholder and the Company have granted the U.S. Underwriters and the Managers options to purchase up to 400,000 and 500,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares in proportion to their respective purchase commitments as indicated in the preceding tables. If the entire over-allotment options are not exercised, the over-allotment option granted by the Selling Shareholder will be exercised prior to the exercise of the over-allotment option granted by the Company.

     Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust, or other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust, the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person. The term "United States" means the United States of America, its territories, its possessions and other areas subject to its jurisdiction; and "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdictions.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

     Each Manager has represented and agreed that: (i) it has not offered or sold, and, prior to the expiration of six months following the consummation of the Offering, it will not offer or sell, any shares of Common Stock to any person in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

     The Company and the Selling Shareholder have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the U.S. Underwriters and the Managers, sell, offer to sell or otherwise dispose of any shares (or securities convertible into or exercisable for shares) of Common Stock other than the sale of the shares offered hereby, the issuance of shares of Common Stock upon the exercise of employee stock options and the grant of such options.

     The rules of the Commission generally prohibit the U.S. Underwriters and other members of the selling group from making a market in the Common Stock during a two-business day "cooling-off" period immediately preceding the commencement of sales in the Offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit a U.S. Underwriter or other member of the selling group to continue to make a market in the Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain U.S. Underwriters and other members of the selling group (if any), may intend to engage in passive market making in the Common Stock during the cooling-off period.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company or the Selling Shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholder and the dealer from whom such purchase confirmation is received that
(i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents -- Resale Restrictions," (iv) if such purchaser is located in Manitoba, such purchaser is not an individual and is purchasing for investment only and not with a view to resale or distribution,
(v) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell shares of Common Stock to such purchaser, and (vi) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec).

TAXATION

     Canadian residents should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

ENFORCEMENT OF LEGAL RIGHTS

     The Company is organized under the laws of the State of Florida. All or substantially all of the directors and officers of the Company reside outside Canada and substantially all of the assets of the Company are located outside Canada. As a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or to enforce against the Company in Canada judgments obtained in Canadian courts that are predicated upon the contractual rights of action, if any, granted to certain purchasers by the Company. It may also not be possible for investors to enforce against the Company in the United States judgments obtained in Canadian courts.

     Furthermore, although the requirement for an issuer to provide to certain purchasers the contractual right of action for damages and/or rescission described below is consistent with contractual considerations associated with a private placement which constitutes a primary distribution of the issuer's securities by the issuer, an investor may not be able to enforce a contractual right of action for rescission against the issuer where the offer or sale of the issuer's securities is a secondary distribution being made by a third party such as the sale of Common Stock by the Selling Stockholder.

NOTICE TO ONTARIO RESIDENTS

     The Common Stock offered hereby is being issued by a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act

(Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provision of the U.S. federal securities laws.

     All the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or persons outside of Canada. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchase pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date under the same prospectus exemption.

NOTICE TO NOVA SCOTIA RESIDENTS

     The Securities Act (Nova Scotia) provides that where a Canadian offering document, together with any amendments thereto, contains an untrue statement of material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made (such untrue statement or omission herein called a "misrepresentation"), a purchaser who was delivered such offering document and who purchases such securities shall be deemed to have relied on such misrepresentation if it was a misrepresentation at the time of purchase and has a right of action for damages against the seller of the securities or he may elect to exercise the right of rescission against the seller, in which case he shall have no right of action for damages against the seller, provided that:

          (a) the seller will not be liable if the seller proves that the purchaser purchased the securities with knowledge of the misrepresentation;

          (b) in an action for damages the seller will not be liable for all or any portion of such damages that the seller proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon;

          (c) in no case shall the amount recoverable pursuant to the right of action exceed the price at which the securities were offered; and

          (d) the action for rescission or damages conferred by the Securities Act (Nova Scotia) is in addition to and without derogation from any of the rights the purchaser may have at law;

but no action to enforce these rights may be commenced more than 120 days after the date on which payment is made for the securities or after the date on which the initial payment for the securities is made where a payment subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

NOTICE TO SASKATCHEWAN RESIDENTS

     The Securities Act (Saskatchewan) provides that in the event an offering memorandum, together with any amendment thereto, or any advertising or sales literature (as such terms are defined in the Securities Act (Saskatchewan)) used in connection with an offering contains a misrepresentation (as defined in the Securities Act (Saskatchewan)) that was a misrepresentation at the time of purchase, purchasers of securities will be deemed to have relied upon such misrepresentation and will have a statutory right of action pursuant to the Securities Act (Saskatchewan) for damages against the issuer and the seller of the securities, or alternatively may elect to exercise a right of rescission against the issuer or the seller, provided that:

          (a) no person or company is liable where the person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation;

          (b) no person or company, other than the issuer or selling security holder, is liable unless that person or company: (i) failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed there had been a misrepresentation; and

          (c) in an action for damages, the defendant is not liable for all or any portion of such damages that it proves does not represent the depreciation in value of the securities as a result of the misrepresentation relied upon, but no action to enforce these rights may be commenced:

          (i) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

          (ii) in the case of an action for damages, the earlier of:

             (1) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action; or

             (2) three years after the date of the transaction that gave rise to the cause of action.

LANGUAGE OF DOCUMENTS

     All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Vous reconnaissez par les presentes que c'est votre volente express que tous les documents faisant loi ou se rapportant de quelque maniere a la vente des valeurs mobilieres rediges en anglais seulement.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission, all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy and information statements and other information concerning the Company can also be inspected at the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act, File No. 0-14625, and are incorporated herein by reference:

          1. Annual Report on Form 10-K for the fiscal year ended January 31, 1996.

          2. Quarterly Report on Form 10-Q for the quarter ended April 30, 1996.

          3. Current Report on Form 8-K dated March 26, 1996.

          4. Proxy Statement for the Annual Meeting of Shareholders to be held on June 25, 1996.

          5. The Registration Statement on Form 8-A under the Exchange Act as filed with the Commission on May 14, 1986.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. Arthur W. Singleton, Vice President, Treasurer and Secretary of the Company, at Tech Data Corporation, 5350 Tech Data Drive, Clearwater, Florida 34620.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Schifino & Fleischer, P.A., Tampa, Florida. Certain legal matters will be passed upon for the Underwriters by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia.

                                    EXPERTS

     The financial statements as of January 31, 1996 and 1995 and for each of the three years in the period ended January 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Tech Data Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tech Data Corporation and its subsidiaries at January 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Tampa, Florida
March 15, 1996

                     TECH DATA CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   JANUARY 31,
                                                              ---------------------   APRIL 30,
                                                                1995        1996         1996
                                                              --------   ----------   ----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $    496   $    1,154   $      919
  Accounts receivable, less allowance of $16,580, $22,669
     and $24,008............................................   309,846      445,202      486,297
  Inventories...............................................   364,531      465,422      430,695
  Prepaid and other assets..................................    21,850       39,010       34,379
                                                              --------   ----------   ----------
          Total current assets..............................   696,723      950,788      952,290
Property and equipment, net.................................    51,042       61,610       60,366
Excess of cost over acquired net assets, net................    10,061        6,376        6,263
Other assets, net...........................................    26,603       25,105       24,375
                                                              --------   ----------   ----------
                                                              $784,429   $1,043,879   $1,043,294
                                                              ========    =========    =========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loans....................................  $304,784   $  283,100   $  300,327
  Current portion of long-term debt.........................       542          519          423
  Accounts payable..........................................   194,213      433,374      400,227
  Accrued expenses..........................................    14,382       32,091       33,159
                                                              --------   ----------   ----------
          Total current liabilities.........................   513,921      749,084      734,136
Long-term debt..............................................     9,682        9,097        9,048
                                                              --------   ----------   ----------
                                                               523,603      758,181      743,184
                                                              --------   ----------   ----------
Commitments and contingencies (Note 8)
Shareholders' equity:
  Preferred stock, par value $.02; 226,500 shares authorized
     and issued; liquidation preference $.20 per share......         5            5            5
  Common stock, par value $.0015; 100,000,000 shares
     authorized; 37,807,794; 37,930,655 and 38,238,799
     issued and outstanding.................................        57           57           57
  Additional paid-in capital................................   127,947      130,045      134,407
  Retained earnings.........................................   131,769      153,310      163,738
  Cumulative translation adjustment.........................     1,048        2,281        1,903
                                                              --------   ----------   ----------
          Total shareholders' equity........................   260,826      285,698      300,110
                                                              --------   ----------   ----------
                                                              $784,429   $1,043,879   $1,043,294
                                                              ========    =========    =========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 THREE MONTHS ENDED
                                                 YEAR ENDED JANUARY 31,               APRIL 30,
                                          ------------------------------------   -------------------
                                             1994         1995         1996        1995       1996
                                          ----------   ----------   ----------   --------   --------
                                                                                     (UNAUDITED)
Net sales...............................  $1,532,352   $2,418,410   $3,086,620   $633,460   $985,574
                                          ----------   ----------   ----------   --------   --------
Cost and expenses:
  Cost of products sold.................   1,397,967    2,219,122    2,867,226    587,244    916,562
  Selling, general and administrative
     expenses...........................      79,390      127,951      163,790     38,061     46,285
                                          ----------   ----------   ----------   --------   --------
                                           1,477,357    2,347,073    3,031,016    625,305    962,847
                                          ----------   ----------   ----------   --------   --------
Operating profit........................      54,995       71,337       55,604      8,155     22,727
Interest expense........................       5,008       13,761       20,086      5,057      5,523
                                          ----------   ----------   ----------   --------   --------
Income before income taxes..............      49,987       57,576       35,518      3,098     17,204
Provision for income taxes..............      19,774       22,664       13,977      1,249      6,776
                                          ----------   ----------   ----------   --------   --------
Net income..............................  $   30,213   $   34,912   $   21,541   $  1,849   $ 10,428
                                           =========    =========    =========   ========   ========
Net income per common share.............  $      .83   $      .91   $      .56   $    .05   $    .27
                                           =========    =========    =========   ========   ========
Weighted average common shares
  outstanding...........................      36,590       38,258       38,138     38,063     38,589
                                           =========    =========    =========   ========   ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                               PREFERRED STOCK    COMMON STOCK     ADDITIONAL              CUMULATIVE        TOTAL
                               ---------------   ---------------    PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                               SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                               ------   ------   ------   ------   ----------   --------   -----------   -------------
Balance -- January 31,
  1993.......................    227      $5     31,120    $ 46     $ 58,033    $ 56,963     $    --       $ 115,047
  Issuance of common stock
    for stock options
    exercised and related tax
    benefit..................                       227                1,701                                   1,701
  Issuance of common stock
    net of offering costs....                     5,200       8       66,357                                  66,365
  Net income.................                                                     30,213                      30,213
                               ------     --     ------   ------   ----------   --------   -----------   -------------
Balance -- January 31,
  1994.......................    227       5     36,547      54      126,091      87,176                     213,326
  Issuance of common stock in
    business combination.....                     1,144       3                    9,681                       9,684
  Issuance of common stock
    for stock options
    exercised and related tax
    benefit..................                       117                1,856                                   1,856
  Net income.................                                                     34,912                      34,912
  Translation adjustments....                                                                  1,048           1,048
                               ------     --     ------   ------   ----------   --------   -----------   -------------
Balance -- January 31, 1995      227       5     37,808      57      127,947     131,769       1,048         260,826
  Issuance of common stock
    for stock options
    exercised and related tax
    benefit..................                       123                2,098                                   2,098
  Net income.................                                                     21,541                      21,541
  Translation adjustments....                                                                  1,233           1,233
                               ------     --     ------   ------   ----------   --------   -----------   -------------
Balance -- January 31,
  1996.......................    227       5     37,931      57      130,045     153,310       2,281         285,698
  Issuance of common stock
    for stock options
    exercised and related tax
    benefit (unaudited)......                       308                4,362                                   4,362
  Net income (unaudited).....                                                     10,428                      10,428
  Translation adjustments
    (unaudited)..............                                                                   (378)           (378)
                               ------     --     ------   ------   ----------   --------   -----------   -------------
Balance -- April 30, 1996
  (unaudited)................    227      $5     38,239    $ 57     $134,407    $163,738     $ 1,903       $ 300,110
                               ======   =======  ======   =======  =========    =========  ==========    ============

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                           THREE MONTHS ENDED
                                                         YEAR ENDED JANUARY 31,                 APRIL 30,
                                                 ---------------------------------------   -------------------
                                                    1994          1995          1996         1995       1996
                                                 -----------   -----------   -----------   --------   --------
                                                                                               (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers.................  $ 1,437,239   $ 2,326,613   $ 2,933,831   $615,340   $939,927
  Cash paid to suppliers and employees.........   (1,515,940)   (2,382,799)   (2,854,653)  (585,490)  (947,485)
  Interest paid................................       (5,128)      (13,584)      (20,276)    (5,112)    (5,358)
  Income taxes (paid) received.................      (18,835)      (27,974)      (11,628)       591     (6,550)
                                                 -----------   -----------   -----------   --------   --------
         Net cash (used in) provided by
           operating activities................     (102,664)      (97,744)       47,274     25,329    (19,466)
                                                 -----------   -----------   -----------   --------   --------
Cash flows from investing activities:
  Acquisition of business, net of cash
    acquired...................................       (9,360)
  Expenditures for property and equipment......      (12,224)      (21,351)      (23,596)    (4,645)    (1,682)
  Software development costs...................       (7,274)      (18,696)       (2,826)       (81)      (531)
                                                 -----------   -----------   -----------   --------   --------
         Net cash used in investing
           activities..........................      (28,858)      (40,047)      (26,422)    (4,726)    (2,213)
                                                 -----------   -----------   -----------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock.......       68,066         1,859         2,098        773      4,362
  Net borrowings (repayments) from revolving
    credit loans...............................       63,907       136,019       (21,684)   (21,134)    17,227
  Principal payments on long-term debt.........         (164)       (1,058)         (608)      (176)      (145)
  Proceeds from long-term debt.................                        789
                                                 -----------   -----------   -----------   --------   --------
         Net cash provided by (used in)
           financing activities................      131,809       137,609       (20,194)   (20,537)    21,444
                                                 -----------   -----------   -----------   --------   --------
         Net increase (decrease) in cash and
           cash equivalents....................          287          (182)          658         66       (235)
Cash and cash equivalents at beginning of
  period.......................................          391           678           496        496      1,154
                                                 -----------   -----------   -----------   --------   --------
Cash and cash equivalents at end of period.....  $       678   $       496   $     1,154   $    562   $    919
                                                 ============  ============  ============  =========  =========
Reconciliation of net income to net cash (used
  in) provided by operating activities:
    Net income.................................  $    30,213   $    34,912   $    21,541   $  1,849   $ 10,428
                                                 -----------   -----------   -----------   --------   --------
  Adjustments to reconcile net income to net
    cash (used in) provided by operating
    activities:
    Depreciation and amortization..............        5,557         9,110        17,364      3,954      4,696
    Provision for losses on accounts
      receivable...............................       11,346        17,768        17,433      4,042      4,552
    Loss on disposal of fixed assets...........          842         1,237           603
    Deferred income taxes......................         (752)       (1,739)       (5,603)
    Change in assets and liabilities:
      (Increase) in accounts receivable........      (95,113)      (90,600)     (152,789)   (18,120)   (45,647)
      (Increase) decrease in inventories.......      (66,979)     (132,940)     (100,891)    28,737     34,727
      (Increase) decrease in prepaid and other
         assets................................       (5,631)        2,645        (7,254)   (14,898)     3,857
      Increase (decrease) in accounts
         payable...............................       10,483        62,132       239,161     17,695    (33,147)
      Increase (decrease) in accrued
         expenses..............................        7,370          (269)       17,709      2,070      1,068
                                                 -----------   -----------   -----------   --------   --------
         Total adjustments.....................     (132,877)     (132,666)       25,733     23,480    (29,894)
                                                 -----------   -----------   -----------   --------   --------
         Net cash (used in) provided by
           operating activities................  $  (102,664)  $   (97,744)  $    47,274   $ 25,329   $(19,466)
                                                 ============  ============  ============  =========  =========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                     TECH DATA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Tech Data Corporation and its subsidiaries (the "Company"), all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

METHOD OF ACCOUNTING

     The Company prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Sales are recorded upon shipment. The Company allows its customers to return product for exchange or credit subject to certain limitations. Provision for estimated losses on such returns are recorded at the time of sale (see product warranty below). Funds received from vendors for marketing programs and product rebates are accounted for as a reduction of selling, general and administrative expenses or product cost according to the nature of the program.

INVENTORIES

     Inventories (consisting of computer related hardware and software products) are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed over the estimated economic lives using the following methods:

                                                                   METHOD               YEARS
                                                       ------------------------------  --------
    Buildings and improvements.......................          Straight-line           31.5-39
    Furniture, fixtures and equipment................  Accelerated and straight-line     3-7

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

EXCESS OF COST OVER ACQUIRED NET ASSETS

     The excess of cost over acquired net assets is being amortized on a straight-line basis over 15 years. Amortization expense was $654,000, $682,000, and $31,000 in 1996, 1995 and 1994, respectively. The accumulated amortization of goodwill is approximately $1,481,000 and $827,000 at January 31, 1996 and 1995, respectively. In fiscal 1996, the Company settled a liability related to a previous acquisition and therefore recorded a $3,000,000 reduction in goodwill. The Company evaluates, on a regular basis, whether events and circumstances have occurred that indicate the carrying amount of goodwill may warrant revision or may not be recoverable. At January 31, 1996, the net unamortized balance of goodwill is not considered to be impaired.

                     TECH DATA CORPORATION AND SUBSIDIARIES

CAPITALIZED DEFERRED SOFTWARE COSTS

     Deferred software costs are included in other assets and represent internal development costs and payments to vendors for the design, purchase and implementation of the computer software for the Company's operating and financial systems. Such deferred costs are being amortized over seven years with amortization expense of $4,253,000 and $329,000 in 1996 and 1995, respectively. The accumulated amortization of such costs was $4,582,000 and $329,000 at January 31, 1996 and 1995, respectively.

PRODUCT WARRANTY

     The Company does not offer warranty coverage. However, to maintain customer goodwill, the Company facilitates vendor warranty policies by accepting for exchange (with the Company's prior approval) defective products within 60 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

INCOME TAXES

     Income taxes are accounted for under the liability method. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, with the related translation gains or losses reported as a separate component of shareholders' equity. The results of foreign operations are translated at the weighted average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in the statement of income.

CONCENTRATION OF CREDIT RISK

     The Company sells its products to a large base of value-added resellers ("VARs"), corporate resellers and retailers throughout the United States, France, Canada, Latin America and the Caribbean. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses at the time of sale.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements are carried in the consolidated financial statements at amounts that approximate fair value.

NET INCOME PER COMMON SHARE

     Net income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period.

CASH MANAGEMENT SYSTEM

     Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the revolving credit loans. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $69,789,000 and $23,127,000 at January 31, 1996 and 1995, respectively, for which checks are outstanding.

                     TECH DATA CORPORATION AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

     Short-term investments which have an original maturity of ninety days or less are considered cash equivalents in the statement of cash flows. The effect of changes in foreign exchange rates on cash balances is not material. See Note 9 of Notes to Consolidated Financial Statements regarding the non-cash exchange of common stock in connection with a business combination.

FISCAL YEAR

     The Company and its subsidiaries operate on a fiscal year that ends on January 31, except for the Company's French subsidiary which operates on a fiscal year that ends on December 31.

INTERIM FINANCIAL DATA

     The interim financial data at April 30, 1996 and for the three months ended April 30, 1995 and 1996 are unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

NOTE 2 -- PROPERTY AND EQUIPMENT:

                                                                          JANUARY 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Land...........................................................  $  3,629     $  3,898
    Buildings and improvements.....................................    21,296       27,802
    Furniture, fixtures and equipment..............................    44,669       58,721
    Construction in progress.......................................     1,755        1,778
                                                                     --------     --------
                                                                       71,349       92,199
    Less-accumulated depreciation..................................   (20,307)     (30,589)
                                                                     --------     --------
                                                                     $ 51,042     $ 61,610
                                                                     ========     ========

NOTE 3 -- REVOLVING CREDIT LOANS:

     The Company has an agreement (the "Receivables Securitization Program") with a financial institution that allows the Company to transfer an undivided interest in a designated pool of accounts receivable on an ongoing basis to provide borrowings up to a maximum of $250,000,000 (increased from $200,000,000 in October 1995). As collections reduce accounts receivable balances included in the pool, the Company may transfer interests in new receivables to bring the amount available to be borrowed up to the $250,000,000 maximum. The Company pays interest on advances under the Receivables Securitization Program at a designated commercial paper rate, plus an agreed-upon spread. At January 31, 1996, the Company had a $250,000,000 outstanding balance under this program which is included in the balance sheet caption "Revolving Credit Loans". This agreement expires December 31, 1996.

     The Company currently maintains domestic and foreign revolving credit loan agreements (including the Receivables Securitization Program) with a total of nine financial institutions which provide for maximum short-term borrowings of approximately $450,000,000. At January 31, 1996, the weighted average interest rate on all short-term borrowings was 5.8%. The Company can fix the interest rate for periods of 30 to 180 days under various interest rate options. The credit agreements contain warranties and covenants that must be complied with on a continuing basis, including the maintenance of certain financial ratios. At January 31, 1996, the Company was in compliance with all such covenants.

                     TECH DATA CORPORATION AND SUBSIDIARIES

NOTE 4 -- LONG-TERM DEBT:

                                                                           JANUARY 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Mortgage note payable, interest at 10.25%, principal and interest
      of $85,130 payable monthly, balloon payment due 2005...........  $ 9,099     $ 9,005
    Mortgage note payable funded through Industrial Revenue Bond, interest at 7.5%, principal and interest payable quarterly,
      through 1999...................................................      368         282
    Other note payable...............................................      757         329
                                                                       -------     -------
                                                                        10,224       9,616
    Less -- current maturities.......................................     (542)       (519)
                                                                       -------     -------
                                                                       $ 9,682     $ 9,097
                                                                       =======     =======

     Principal maturities of long-term debt at January 31, 1996 for the succeeding five fiscal years are as follows: 1997 -- $519,000; 1998 -- $201,000; 1999 -- $213,000; 2000 -- $162,000; 2001 -- $155,000.

     Mortgage notes payable are secured by property and equipment with an original cost of approximately $12,000,000. The Industrial Revenue Bond contains covenants which require the Company to maintain certain financial ratios with which the Company was in compliance at January 31, 1996.

NOTE 5 -- INCOME TAXES (IN THOUSANDS):

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                           JANUARY 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Deferred tax liabilities:
      Accelerated depreciation.......................................  $ 2,158     $ 4,046
      Deferred revenue...............................................    5,324       3,164
      Other -- net...................................................      486       1,378
                                                                       -------     -------
              Total deferred tax liabilities.........................    7,968       8,588
                                                                       -------     -------
    Deferred tax assets:
      Accruals not currently deductible..............................    2,472       2,947
      Reserves not currently deductible..............................    9,741      14,774
      Capitalized inventory costs....................................      760       1,144
      Other -- net...................................................        7         338
                                                                       -------     -------
              Total deferred tax assets..............................   12,980      19,203
                                                                       -------     -------
    Net deferred tax assets (included in prepaid and other assets)...  $ 5,012     $10,615
                                                                       =======     =======

                     TECH DATA CORPORATION AND SUBSIDIARIES

     Significant components of the provision for income taxes are as follows:

                                                                        JANUARY 31,
                                                                ---------------------------
                                                                 1994      1995      1996
                                                                -------   -------   -------
    Current:
      Federal.................................................  $17,179   $19,670   $15,107
      State...................................................    3,347     3,748     2,932
      Foreign.................................................                985     1,541
                                                                -------   -------   -------
              Total current...................................   20,526    24,403    19,580
                                                                -------   -------   -------
    Deferred:
      Federal.................................................     (627)   (1,677)   (4,656)
      State...................................................     (125)      (62)     (625)
      Foreign.................................................                         (322)
                                                                -------   -------   -------
              Total deferred..................................     (752)   (1,739)   (5,603)
                                                                -------   -------   -------
                                                                $19,774   $22,664   $13,977
                                                                =======   =======   =======

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                                                           JANUARY 31,
                                                                       --------------------
                                                                       1994    1995    1996
                                                                       ----    ----    ----
    Tax at U.S. statutory rates......................................  35.0%   35.0%   35.0%
    State income taxes, net of federal tax benefit...................   4.2     4.2     4.2
    Other -- net.....................................................    .4      .2      .2
                                                                       ----    ----    ----
                                                                       39.6%   39.4%   39.4%
                                                                       ====    ====    ====

     The components of pretax earnings are as follows:

                                                                        JANUARY 31,
                                                                ---------------------------
                                                                 1994      1995      1996
                                                                -------   -------   -------
    United States.............................................  $49,987   $55,155   $33,164
    Foreign...................................................              2,421     2,354
                                                                -------   -------   -------
                                                                $49,987   $57,576   $35,518
                                                                =======   =======   =======

NOTE 6 -- EMPLOYEE BENEFIT PLANS:

STOCK OPTION PLANS

     In August 1985, the Board of Directors adopted the 1985 Incentive Stock Option Plan (the "1985 Plan"), which covers an aggregate of 1,050,000 shares of common stock. The options were granted to certain officers and key employees at or above fair market value; accordingly, no compensation expense has been recorded with respect to these options. Options are exercisable beginning two years from the date of grant only if the grantee is an employee of the Company at that time. No options may be granted under the 1985 Plan after July 31, 1995.

     In June 1990, the shareholders approved the 1990 Incentive and Non-Statutory Stock Option Plan (the "1990 Plan") which covers an aggregate of 5,000,000 shares (as amended in June 1994) of common stock. The 1990 Plan provides for the granting of incentive and non-statutory stock options, stock appreciation rights ("SARs") and limited stock appreciation rights ("Limited SARs") at prices determined by the stock option committee, except for incentive stock options which are granted at the fair market value of the stock on the

                     TECH DATA CORPORATION AND SUBSIDIARIES
date of grant. Incentive options granted under the 1990 Plan become exercisable over a five year period while the date of exercise of non-statutory options is determined by the stock option committee. As of January 31, 1996, no SARs or Limited SARs had been granted under the 1990 Plan. Options granted under the 1985 Plan and the 1990 Plan expire 10 years from the date of grant, unless a shorter period is specified by the stock option committee.

     In June 1995, the shareholders approved the 1995 Non-Employee Director's Non-Statutory Stock Option Plan. Under this plan, the Company grants non-employee members of its Board of Directors stock options upon their initial appointment to the board and then annually each year thereafter. Stock options granted to members upon their initial appointment vest and become exercisable at a rate of 20% per year. Annual awards vest and become exercisable one year from the date of grant. The number of shares subject to options under this plan cannot exceed 100,000 and the options expire 10 years from the date of grant.

     A summary of the status of the Company's stock option plans is as follows:

                                     JANUARY 31,            JANUARY 31,             JANUARY 31,
                                         1994                   1995                   1996
                                 --------------------   --------------------   ---------------------
                                             WEIGHTED               WEIGHTED                WEIGHTED
                                             AVERAGE                AVERAGE                 AVERAGE
                                             EXERCISE               EXERCISE                EXERCISE
                                  SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                                 ---------   --------   ---------   --------   ----------   --------
    Outstanding at beginning of
      year.....................    842,360    $ 6.13    1,515,956    $11.02     2,644,056    $15.62
    Granted....................    979,000     13.21    1,372,500     19.94     1,683,450     12.91
    Exercised..................   (226,804)     2.76     (116,900)     5.83       (79,800)     8.53
    Canceled...................    (78,600)     9.86     (127,500)    15.02    (1,166,596)    18.45
                                 ---------              ---------              ----------
    Outstanding at year end....  1,515,956     11.02    2,644,056     15.62     3,081,110     13.31
                                  ========               ========               =========
    Options exercisable at
      year end.................    127,960                180,660                 494,460
    Available for grant at
      year end.................  1,596,000              2,351,000               1,785,000

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for the Company's fiscal year ending January 31, 1997. FAS 123 encourages, but does not require, companies to recognize compensation expense based on the fair value of grants of stock, stock options and other equity investments to employees. Although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires that companies not adopting must disclose pro forma net income and earnings per share. The Company will continue to apply the prior accounting rules and make pro forma disclosures in 1997.

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

     In February 1984, the Company established an employee stock ownership plan (the "ESOP") covering substantially all U.S. employees. The ESOP provides for distribution of vested percentages of the Company's common stock to participants. Such benefit becomes fully vested after seven years of qualified service. The Company also offers its U.S. employees a retirement savings plan pursuant to section 401(k) of the Internal Revenue Code which provides for the Company to match 50% of the first $1,000 of each participant's deferrals annually. Contributions to these plans are made in amounts approved annually by the Board of Directors. Aggregate contributions made by the Company to these plans were $1,659,000, $1,268,000 and $829,000 for 1996, 1995 and 1994,
respectively.

                     TECH DATA CORPORATION AND SUBSIDIARIES

EMPLOYEE STOCK PURCHASE PLAN

     Under the 1995 Employee Stock Purchase Plan, approved in June 1995, the Company is authorized to issue up to 1,000,000 shares of common stock to eligible employees. Under the terms of the plan, employees can choose to have a fixed dollar amount deducted from their compensation to purchase the Company's common stock and/or elect to purchase shares once per calendar quarter. The purchase price of the stock is 85% of the market value on the exercise date and employees are limited to a maximum purchase of $25,000 fair market value each calendar year. Since plan inception, the Company has sold 43,061 shares. All shares purchased under this plan must be retained for a period of one year.

NOTE 7 -- CAPITAL STOCK:

     Each outstanding share of preferred stock is entitled to one vote on all matters submitted to a vote of shareholders, except for matters involving mergers, the sale of all Company assets, amendments to the Company's charter and exchanges of Company stock for stock of another company which require approval by a majority of each class of capital stock. In such matters, the preferred and common shareholders will each vote as a separate class.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     The Company leases distribution facilities and certain equipment under noncancelable operating leases which expire at various dates through 2005. Future minimum lease payments under all such leases for the succeeding five fiscal years are as follows: 1997 -- $7,921,000; 1998 -- $6,892,000;
1999 -- $4,080,000; 2000 -- $3,671,000; 2001 -- $3,252,000 and $7,296,000
thereafter. Rental expense for all operating leases amounted to $7,547,000, $6,500,000 and $4,490,000 in 1996, 1995 and 1994, respectively.

NOTE 9 -- ACQUISITIONS:

     On March 24, 1994 the Company completed the non-cash exchange of 1,144,000 shares of its common stock for all of the outstanding capital stock of Softmart International, S.A. (subsequently named Tech Data France, SNC), a privately-held distributor of microcomputer products based in Paris, France. The acquisition was accounted for as a pooling-of-interests effective February 1, 1994, however, due to the immaterial size of the acquisition in relation to the consolidated financial statements, prior period financial statements were not restated. In connection with the issuance of the 1,144,000 shares of common stock, the Company recorded an adjustment of $9,681,000 to beginning retained earnings.

NOTE 10 -- SEGMENT INFORMATION:

     The Company is engaged in one business segment, the wholesale distribution of microcomputer hardware and software products. The geographic areas in which the Company operates are the United States (United

                     TECH DATA CORPORATION AND SUBSIDIARIES

States including exports to Latin America and the Caribbean) and International (France and Canada). The geographical distribution of net sales, operating income and identifiable assets are as follows (in thousands):

                                              UNITED STATES   INTERNATIONAL   ELIMINATIONS   CONSOLIDATED
                                              -------------   -------------   ------------   ------------
    FISCAL YEAR 1995
    Net sales to unaffiliated customers.....   $ 2,104,637      $ 313,773       $     --      $ 2,418,410
                                                ==========      =========      =========        =========
    Operating income........................   $    65,349          5,988       $     --      $    71,337
                                                ==========      =========      =========        =========
    Identifiable assets.....................   $   677,910      $ 109,703       $ (3,184)     $   784,429
                                                ==========      =========      =========        =========
    FISCAL YEAR 1996
    Net sales to unaffiliated customers.....   $ 2,654,750      $ 431,870       $     --      $ 3,086,620
                                                ==========      =========      =========        =========
    Operating income........................   $    48,419      $   7,185       $     --      $    55,604
                                                ==========      =========      =========        =========
    Identifiable assets.....................   $   868,910      $ 174,969       $     --      $ 1,043,879
                                                ==========      =========      =========        =========

NOTE 11 -- UNAUDITED INTERIM FINANCIAL INFORMATION:

                                                                    QUARTER ENDED
                                                    ---------------------------------------------
                                                    APRIL 30   JULY 31    OCTOBER 31   JANUARY 31
                                                    --------   --------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    FISCAL YEAR 1995
    Net sales.....................................  $530,469   $569,655    $658,341     $659,945
    Gross profit..................................    45,157     47,778      53,815       52,538
    Net income....................................     9,225      9,603      10,295        5,789
    Net income per common share...................       .24        .25         .27          .15

                                                                    QUARTER ENDED
                                                    ---------------------------------------------
                                                    APRIL 30   JULY 31    OCTOBER 31   JANUARY 31
                                                    --------   --------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
    FISCAL YEAR 1996
    Net sales.....................................  $633,460   $708,836    $843,286     $901,038
    Gross profit..................................    46,216     50,113      58,685       64,380
    Net income....................................     1,849      3,448       7,042        9,202
    Net income per common share...................       .05        .09         .18          .24

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    3
Use of Proceeds.......................    5
Price Range of Common Stock...........    5
Dividend Policy.......................    5
Capitalization........................    6
Selected Consolidated Financial
  Data................................    7
Management's Discussion And Analysis
  of Financial Condition And Results
  of Operations.......................    8
Business..............................   13
Management............................   18
Selling Shareholder...................   20
Certain United States Tax Consequences
  to Non-United States Holders of
  Common Stock........................   20
Underwriting..........................   23
Notice to Canadian Residents..........   26
Available Information.................   28
Incorporation of Certain Information
  by Reference........................   29
Legal Matters.........................   29
Experts...............................   29
Financial Information.................  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                6,000,000 SHARES

                        [LOGO] TECH DATA CORPORATION(R)

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                            BEAR, STEARNS & CO. INC.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                 JULY   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 13, 1996

PROSPECTUS
                                6,000,000 SHARES

                        [LOGO] TECH DATA CORPORATION(R)
                                  COMMON STOCK

     All the 6,000,000 shares of Common Stock offered hereby are being sold by the Company. Of those shares, 4,800,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,200,000 shares (the "International Shares") are being offered concurrently outside the United States and Canada (the "International Offering") by the Managers. The public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offering").

                         ------------------------------

     The Common Stock is quoted on the Nasdaq National Market under the symbol "TECD." On June 11, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $23.50 per share. See "Price Range of Common Stock."
                         ------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
               THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                     REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of the indemnification arrangements with the U.S. Underwriters and the Managers (collectively, the "Underwriters").
(2) Before deducting expenses payable by the Company estimated to be $275,000.
(3) A Selling Shareholder and the Company have granted to the Underwriters 30-day options to purchase up to 400,000 and 500,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If the options are exercised in full, the Price to Public, Underwriting Discount
    and Proceeds to Company will be $        , $        and $        ,
    respectively, and the proceeds to be received by the Selling Shareholder
    will be $        . See "Underwriting."

                         ------------------------------

     The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against
payment therefor on or about July   , 1996, at the offices of Bear, Stearns &
Co. Inc., 245 Park Avenue, New York, New York 10167.

                         ------------------------------

BEAR, STEARNS INTERNATIONAL LIMITED
                              THE ROBINSON-HUMPHREY COMPANY, INC.
                                                           ROBERT W. BAIRD & CO.
                                                               INCORPORATED

                  THE DATE OF THIS PROSPECTUS IS JULY   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    3
Use of Proceeds.......................    5
Price Range of Common Stock...........    5
Dividend Policy.......................    5
Capitalization........................    6
Selected Consolidated Financial
  Data................................    7
Management's Discussion And Analysis
  of Financial Condition And Results
  of Operations.......................    8
Business..............................   13
Management............................   18
Selling Shareholder...................   20
Certain United States Tax Consequences
  to Non-United States Holders of
  Common Stock........................   20
Underwriting..........................   23
Notice to Canadian Residents..........   26
Available Information.................   28
Incorporation of Certain Information
  by Reference........................   29
Legal Matters.........................   29
Experts...............................   29
Financial Information.................  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                6,000,000 SHARES

                        [LOGO] TECH DATA CORPORATION(R)

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                 BEAR, STEARNS
                             INTERNATIONAL LIMITED

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                 JULY   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC Registration Fee......................................................  $ 51,453
    NASD Filing Fee...........................................................    15,422
    Printing and Engraving....................................................    75,000
    Fees of Transfer Agent....................................................     5,000
    Accountants Fees and Expenses.............................................    25,000
    Legal Fees and Expenses of Registrant's Counsel...........................    45,000
    Blue Sky Fees and Expenses................................................    10,000
    Miscellaneous.............................................................    48,125
                                                                                --------
              Total...........................................................  $275,000

     Except for SEC registration fee and NASD filing fee, the foregoing fees are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-Laws include the following provisions:

                                  ARTICLE NINE

                                INDEMNIFICATION

     "9.1 Under the circumstances prescribed in Section 9.3 and 9.4, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (include attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that this conduct was unlawful.

     9.2 Under the circumstances prescribed in Section 9.3 and 9.4, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnify for such expenses that the court shall deem proper.

     9.3 To the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 9.1 and 9.2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     9.4 Except as provided in Section 9.3 and except as may be ordered by a court, any indemnification under Sections 9.1 and 9.2 shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in Sections 9.1 and 9.2. Such a determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (3) by the affirmative vote of a majority of the shares entitle to vote thereon owned by persons who were not parties to such action, suit or proceeding.

     9.5 Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon a preliminary determination following one of the procedures set forth in Section 9.4 that the Director, officer, employee or agent met the applicable standard of conduct set forth in Section 9.1 or Section 9.2 or as authorized by the Board of Directors in the specific case and, in either event, upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to by indemnified by the Corporation as authorized in this Section.

     9.6 The Corporation shall have the power to make any other or further indemnification of any of its Directors, officers employees, or agents, under any By-Law, agreement, vote of shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, except an indemnification against gross negligence or willful misconduct.

     9.7 The indemnification provided by this Article Nine shall continue as to a person who has ceased to be a Director, employee or agent and shall inure to the benefit of the heirs, executors or administrators of such a person.

     9.8 The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against himself and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article Nine.

     9.9 If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholder or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall, no later than the next annual meeting of shareholders unless such a meeting is held within three months from the date of such payment, and, in any event, within 15 months from the date of such payment, deliver personally or send by first class mail to its shareholders of record at the time entitled to vote for the election of Directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation."

     Chapter 607 of the General Statutes of the State of Florida permits a corporation to indemnify its officers and directors against certain liabilities and provides for the conditions thereof.

     Reference is made to the Underwriting Agreement filed as part of Exhibit 1 to this Registration Statement, which contains provisions pursuant to which each Underwriter agrees to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act of 1933, as amended, each director of the Company and each officer of the Company who signs this Registration Statement against losses, liabilities, and reasonable expenses, including attorneys' fees, arising out of claims under the Securities Act of 1933 based upon material misstatements or omissions of material facts in any Preliminary Prospectus, the Prospectus, or this Registration Statement, but only to the extent that such misstatement or omission was made in any Preliminary Prospectus, the Prospectus, or this Registration Statement in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding ) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company undertakes, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and agrees to be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULE

     (a) the exhibit numbers on the following list correspond to the numbers in the exhibit table required pursuant to Item 601 of Regulation S-K.

1-A*        -- Form of U.S. Underwriting Agreement.
1-B*        -- Form of International Underwriting Agreement.
4-A(1)      -- Articles of Incorporation of the Company as amended to April 23, 1986.
4-B(2)      -- Articles of Amendment to Articles of Incorporation of the Company filed on
               August 27, 1987.
4-C(3)      -- By-Laws of the Company as amended to November 28, 1995.
4-D(4)      -- Articles of Amendment to Articles of Incorporation of the Company filed on July
               15, 1993.
5*          -- Opinion of Schifino & Fleischer, P.A.
23-A*       -- Consent of Schifino & Fleischer, P.A., appears in its opinion filed herewith as
               Exhibit 5.
23-B*       -- Consent of Price Waterhouse LLP is included on page II-6.
25*         -- Power of Attorney is included on the Signature Page, page II-7.
99-A(5)     -- Cautionary Statement For Purposes of the "Safe Harbor" Provisions of the
               Private Securities Litigation Reform Act of 1995.

- ---------------

  * Filed herewith.
 (1) Incorporated by reference to the Exhibits included in the Company's Registration Statement on Form S-1, File No. 33-4135.
 (2) Incorporated by reference to the Exhibits included in the Company's Registration Statement on Form S-1, File No. 33-21997.
 (3) Incorporated by reference to the Exhibits included in the Company's Form 10-K for the year ended January 31, 1996, File No. 0-14625.
 (4) Incorporated by reference to the Exhibits included in the Company's Form 10-K for the year ended January 31, 1994, File No. 0-14625.
 (5) Incorporated by reference to the Company's Form 8-K filed on March 26, 1996, File No. 0-14625.

     (b) Financial Statements and Schedules

          Listed below are all of the financial statements and schedules filed as part of this Registration Statement.

                                                                                   PAGE
                                                                                ----------
    Report of Independent Certified Public Accountants........................     F-1
    Consolidated Balance Sheet at January 31, 1995 and 1996 and April 30,
      1996....................................................................     F-2
    Consolidated Statement of Income for the years ended January 31, 1994,
      1995 and 1996 and the three months ended April 30, 1995 and 1996
      (unaudited).............................................................     F-3
    Consolidated Statement of Changes in Shareholders' Equity for the years ended January 31, 1994, 1995 and 1996 and the three months ended April
      30, 1996 (unaudited)....................................................     F-4
    Consolidated Statement of Cash Flows for the years ended January 31, 1994,
      1995 and 1996 and the three months ended April 30, 1995 and 1996
      (unaudited).............................................................     F-5
    Notes to Consolidated Financial Statements................................   F-6-F-13
    Valuation and Qualifying Accounts.........................................      *

- ---------------

* Incorporated by reference to Schedule VIII of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to who the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to who the prospectus is given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, office or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposed of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide the Underwriters at the closing specified in the underwriting documents, certificates in such denominations and registered in such names are required by the Underwriters to permit prompt delivery to each purchaser.

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated March 15, 1996, relating to the consolidated financial statements of Tech Data Corporation and its subsidiaries, which appears in such Prospectus. We also consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated March 15, 1996, appearing on page 13 of Tech Data Corporation's Annual Report on Form 10-K for the year ended January 31, 1996. We also consent to the incorporation by reference of our report on the Financial Statement Schedule which appears on page 29 of such Annual Report on Form 10-K. We also consent to the references to us under the heading "Experts".

PRICE WATERHOUSE

Tampa, Florida
June 12, 1996

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Clearwater, State of Florida, on June 13, 1996.

                                          TECH DATA CORPORATION

                                          By:     /s/  STEVEN A. RAYMUND
                                            ------------------------------------
                                                     Steven A. Raymund,
                                            Chairman of the Board of Directors;
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature to this Registration Statement appears below hereby appoints Jeffery P. Howells and Arthur W. Singleton, or either of them, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below and to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as a part of or in connection with this Registration Statement or the amendments thereto, and the attorney-in-fact, or either of them, may make such changes and additions to this Registration Statement as the attorney-in-fact, or either of them, may deem necessary or appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
           /s/  STEVEN A. RAYMUND               Chairman of the Board of            June 13, 1996
- ---------------------------------------------     Directors; Chief Executive
              Steven A. Raymund                   Officer

           /s/  A. TIMOTHY GODWIN               Vice Chairman; President; Chief     June 13, 1996
- ---------------------------------------------     Operating Officer; Director
              A. Timothy Godwin

           /s/  JEFFERY P. HOWELLS              Senior Vice President of Finance    June 13, 1996
- ---------------------------------------------     and Chief Financial Officer;
             Jeffery P. Howells                   (principal financial officer)

            /s/  JOSEPH B. TREPANI              Vice President and Worldwide        June 13, 1996
- ---------------------------------------------     Controller; (principal
              Joseph B. Trepani                   accounting officer)

            /s/  CHARLES E. ADAIR               Director                            June 13, 1996
- ---------------------------------------------
              Charles E. Adair

            /s/  DANIEL M. DOYLE                Director                            June 13, 1996
- ---------------------------------------------
               Daniel M. Doyle

             /s/  DONALD F. DUNN                Director                            June 13, 1996
- ---------------------------------------------
               Donald F. Dunn

             /s/  LEWIS J. DUNN                 Director                            June 13, 1996
- ---------------------------------------------
                Lewis J. Dunn

                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
           /s/  EDWARD C. RAYMUND               Director; Chairman Emeritus         June 13, 1996
- ---------------------------------------------
              Edward C. Raymund

            /s/  JOHN Y. WILLIAMS               Director                            June 13, 1996
- ---------------------------------------------
              John Y. Williams